UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Southwest Iowa Renewable Energy, LLC

File No. 000-53041 - CF#28787

Southwest Iowa Renewable Energy, LLC submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 31, 2010, as amended.

Based on representations by Southwest Iowa Renewable, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through August 25, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel